Exhibit 12.1
GAMESTOP CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended	Ended	Ended
	February 2,	February 3,	January 28,	January 29,	January 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
Earnings:
Earnings before income taxes	$441,056	$254,296	$159,922	$98,911	$105,188
Fixed charges	133,026	148,215	65,864	23,565	16,932

Adjusted earnings	$574,082	$402,511	$225,786	$122,476	$122,120

Ratio of earnings to fixed charges	4.3	2.7	3.4	5.2	7.2

Fixed Charges:
Interest expense	$60,610	$83,722	$30,111	$2,155	$663
Amortization of issue discount	943	940	316	—	—
Interest portion of net rental expense (1)	71,473	63,553	35,437	21,410	16,269

Total fixed charges	$133,026	$148,215	$65,864	$23,565	$16,932

(1)	The interest portion of net rental expense is estimated to be equal to 28% of the minimum rental expense for the period.